UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ProtoKinetix, Incorporated

 (Name of Issuer)

Common Stock, $0.0000053 par value per share

(Title of Class Securities)

743722100
(CUSIP NUMBER)

January 1, 2017

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  743722100

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Lachlan Grant Young

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
22,850,000

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
22,850,000

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,850,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

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This Amendment No. 1 to Schedule 13G, dated January 1, 2017 (this "Amendment No. 1"), is being filed by the undersigned to amend the Schedule 13G originally filed on April 22, 2016 (the "Original 13G").  This Amendment No. 1 relates to the common stock, $0.0000053 par value, of ProtoKinetix, Incorporated ("ProtoKinetix").  This Amendment is being filed by Mr. Young to report an increase in his beneficial ownership of common stock of ProtoKinetix due to the grant and vesting of options.  In addition, the citizenship of Mr. Young on the cover page of the Original 13G has been corrected to show at he is a citizen of Canada.  Except as set forth herein, the Original Schedule 13G is unmodified.

Item 1

(a)	Name of Issuer:	ProtoKinetix, Incorporated
(b)	Address of Issuer's Principal Executive Offices:	9176 South Pleasants Highway St. Marys, WV 26170

Item 2

(a)	Name of Person Filing:	Lachlan Grant Young
(b)	Address of Principal Business Office:	6438 Rosebery Ave West Vancouver, BC V7W 2C6 Canada
(c)	Citizenship:	Mr. Young is a citizen of Canada
(d)	Title of Class of Securities:	Common Stock, $0.0000053 par value per share
(e)	CUSIP Number:	743722100

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐ An investment adviser in accordance with §240.13d- 1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.
Item 4.  Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned	22,850,000
(b)	Percent of class:	9.0%
(c)	Number of shares as to which the person has:
	(i) Sole power to vote or to direct the vote	22,850,000[1]
	(ii) Shared power to vote or to direct the vote	0
	(iii) Sole power to dispose or to direct the disposition of	22,850,000
	(iv) Shared power to dispose or to direct the disposition of	0

Item 5.   Ownership of Five Percent or Less of a Class.

Not Applicable
Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

1 Includes 6,850,000 shares of common stock held by Mr. Young; vested warrants held by Mr. Young for 6,000,000 shares of common stock; and vested options held by Mr. Young for 10,000,000 shares of common stock.
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Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By  the Parent Holding Company or Control Person.

Not Applicable
Item 8.    Identification and Classification of Members of the Group.

Not Applicable
Item 9.     Notice of Dissolution of Group.

Not Applicable

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Item 10.    Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that  purpose or effect.

SIGNATURE
      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 4, 2017

/s/ Lachlan Grant Young
Lachlan Grant Young

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